

January 31, 2024

Mudit Paliwal
Chief Executive Officer and Director
Delta Corp Holdings Limited
Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Delta Corp Holdings Limited**
> **Amendment No. 1 Registration Statement on Form F-4**
> **Filed January 16, 2024**
> **File No. 333-274699**

Dear Mudit Paliwal:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Registration Statement on Form F-4 as amended January 16, 2024

Management of Delta
Aggregate Compensation of Directors and Other Executive Officers, page 145

1. Please disclose the compensation for the last full financial year ended December 31, 2023. See Item 18 of Form F-4 and Item 6.B of Form 20-F.

Related Party Transactions of Delta, page 168

2. You disclose that on January 4, 2024, Delta and JVA entered into a letter agreement (the "Letter Agreement"), pursuant to which Delta agreed, in consideration of the agreements and covenants of JVA made in the Merger Agreement and in the Letter Agreement, to

lend funds to JVA pursuant to the JVA Note, and JVA agreed to use commercially reasonable efforts to comply fully with the terms of the Merger Agreement. Please file the Letter Agreement between Delta and JVA.

3. Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F. For example, we note related party transactions disclosed on page F-44 that do not appear to be disclosed in this section.

<u>Index to Financial Information</u>
<u>Audited Financial Statements - Coffee Holding Co., Inc., page F-1</u>

4. Please revise to provide updated financial statements for Coffee Holding Co., Inc. as of and for the year ended October 31, 2023 in accordance with Item 8-08 of Regulation S-X. Please ensure all related financial disclosures are updated as well (e.g. MD&A and unaudited pro forma financial information, etc.)

Please contact Mark Wojciechowski at 202-551-3759 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sarah E. Williams